FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period September 12, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SANPAOLO IMI GROUP

NEWS RELEASE

Results to June 30, 2006 approved

•                  NET INCOME: 1,140 million euro (+27.5% against first half 2005)

•                  CURRENT OPERATING INCOME: 1,769 million euro (+23.5% against first half 2005)

•                  GROSS OPERATING INCOME: 4,354 million euro (+10.3% against first half 2005)

•                  ANNUALIZED RoE: 17.8% (15.7% in first half 2005, 17.2% in 2005)

•                  COST INCOME RATIO: 53.1% (56.4% in first half 2005). In the second quarter the ratio was 52.4%.

•                  ASSET QUALITY: ratio of non-performing loans to loans to customers 0.7% (0.8% at the end of June 2005); ratio of doubtful loans to total net loans 2.09% (2.5% at the end of June 2005)

•                  35,000 NEW RETAIL CUSTOMERS IN THE SIX MONTHS

•                  MEDIUM- & LONG-TERM LOANS: 3,700 million euro in personal loans and domestic mortgages by the commercial banks (+27% on the first half of 2005).

More than 4,000 million euro in medium- & long-term loans to companies by the commercial banks (+34% on the first half of 2005)

Principal profit margins and business volumes grew compared with the first half of 2005:

•                  Gross operating income was 4,354 million euro (+10.3%), thanks to positive development in all areas: the net interest income rose to 2,019 million euro (+8.3%), net commissions were 1,709 million euro (+9.3%), dividends and results from other financial assets and liabilities rose to 325 million euro (+49.8%) and the result of the insurance business rose to 203 million euro (+11.5%).

•                  Loans to customers rose 11.2% from June 2005 and 5.6% from the beginning of the year, with further improvements in credit quality. Doubtful loans fell 6.8% from June 2005 and 7.4 % from the beginning of the year.

•                  Financial assets of customers also grew: +5.7% from June 2005 and +2.7% on the end of 2005. The positive trend in direct deposits (+5.4% on the 12 months and +4% from December 2005) and indirect deposits (+5.5% on the 12 months and +1.4% from the end of December) continued.

In the second quarter of 2006 the level of earnings was the highest of the previous six quarters: gross operating income was 2,239 million euro (+5.9% against the first quarter of 2006, with the creation of 124 million euro in new revenues) and net interest and other banking income reached 2,102 million euro. Net income in the second quarter was 621 million euro, up 19.7% on the first quarter of 2006. Average net income calculated for the first two quarters of 2006 was up 15% compared to the 2005 quarterly average.

Turin, September 12, 2006 – The Board of Directors of SANPAOLO IMI today approved the results of the Group at  June 30, 2006, prepared according to IAS/IFRS accounting principles.

The results show a positive development in the principal profit margins compared to the same period of 2005. The Group achieved a decisive improvement in gross operating income (+10.3%), to 4,354 million euro, thanks to strong revenues: net interest income rose to 2.019 million euro (+8.3%), net commissions to 1,709 million euro (+9.3%), insurance business to 203 million euro (+11.5%). Net interest and other banking income rose to 4,121 million euro (+10.9%) and current operating income was 1,769 million euro (+23.5%).

Credit quality remained high, thanks to the selective criteria used in loan disbursement and strict provisioning polices, as demonstrated by the total of doubtful loans, down 7.4% on the end of 2005.

Net income was thus 1,140 million euro against 894 million in the same period of 2005 (+27.5%).

The Group acquired 35,000 new retail customers and 450 corporate clients in the period; in the second quarter alone more than 21,000 new retail customers joined the bank.

The performance in the half is in line with the objectives of the Three-Year Plan, which envisages RoE of 18% and a cost/income ratio of 52% in 2008.

***

Consolidated results at June 30, 2006(1).

Group gross operating income was 4,354 million euro (+10.3% on the first half of 2005), thanks to a positive performance in ordinary business areas.

Net interest income in 2006 was 2,019 million euro, with an increase of 8.3% on the first half of 2005 and accelerating compared to the growth of 7.8% recorded in the first quarter of 2006. The principal growth factor came from customer business. Average

(1) Consolidation note

Note that, for consistent comparison, the first half 2005 figures have been restated to take account of changes made by the European Commission on certain international accounting principles subsequent to the publication of the 2005 Report. In terms of consolidation, therefore, the figures for the first six months and full year 2005 include the consolidation of the grouping of  Fideuram Wargny and Gest Line among income from discontinuing operations net of taxes in line with IFRS 5.

interest-earning assets rose by 13.3% on the first half of 2005, total average spread fell by 13 basis points, as did customer spreads (16 basis points), as a result of excess supply in the system causing mark-up pressures.

Loans to customers at the end of June were 147.3 billion euro, significantly up on December 2005 (+5.6%), and on the 12 months (+11.2%). Performance benefited from both long- and medium term and short-term financing: the latter grew 10.6% in the 12 months. The total shows good progress in retail (5.5 billion euro drawn down by the commercial banks with 2.8 billion euro in domestic mortgages and 0.9 million in personal loans, up 25.6% on the same period of 2005) and corporates (financings of more than 4 billion euro, +34.3% on the first half of 2005); however, loans to public works and infrastructure fell 7.3% from the beginning of the year (Banca OPI’s loan book at the end of the period was 19.2 billion euro).

Direct deposits were 171.9 billion euro, up 4% from the beginning of the year and 5.4% in the 12 months.

At the end of June the Group’s domestic market share was 10.1% in loans and 10.7% in direct deposits.

Group net commissions in the first half of 2006 were 1,709 million euro, up 9.3% on the end of June 2005. The growth was driven by management, trading and consultancy (+15.2%), thanks above all to the performance in asset management (+13.4%) which represents more than half of total commissions. Again in asset management, trading and consultancy, the good results in trading and custody (+29.9%), which benefited from commissions relating to Wind and structured finance securities, should be noted. The sector was affected by uncertainties in financial markets; furthermore the tendency of rising interest rates took interest from fixed income securities. Customer preferences turned towards more flexible products such as flexible funds and management.

Financial assets of customers at the end of June were 412.7 billion euro, up 2.7% from the end of December 2005 and 5.7% in the 12 months.

The stock of indirect deposits reached 265.8 billion euro, up 1.4% from the beginning of the year and 5.5% on the 12 months, largely because of asset management. From December 2005, there was a change in composition of customer assets from actively managed to funds under administration and direct deposits. Asset management was affected by the second quarter’s negative performance in financial markets and expectations of further rises in interest rates, reflected in the outflow of funds and fall in value)of managed funds. Asset management volumes were thus 155.8 billion euro, up 2.6% in the 12 months, but down 1.4% from the beginning of the year. Mutual funds and fund-based management were 104.4 billion euro (+3.3% in the12 months and –1.7% from the beginning of the year): in this context the greater weight in flexible funds, up since June by 3 percentage points should be noted. The new “Absolute Return” funds attracted savers and achieved net inflows in the half of approximately 3.3 billion euro.

The SANPAOLO IMI Group continues to occupy the number one position in mutual funds, with a domestic market share of 18.1% calculated on the new and broader Assogestioni definitions, which included funds promoted in Italy by foreign law Sicavs.

Total assets under administration at the end of June 2006 were 110 billion euro (+9.9% in the 12 months and +5.5% from the beginning of the year).

Life technical reserves and financial liabilities showed an increase in the 12 months (+0.7%) and a fall on the levels at the end of 2005 (-1.3%), standing at 45.3 million euro: the progressive maturity of the portfolio was not counterbalanced by new written policies in the first half. Against this negative trend at system level, a review of life products is under way to support the development of the business and its effect will be clear from the second half of the year.

The insurance result was 203 million euro (+11.5% against the same period in 2005). This result was achieved during a slowdown  related to the transitional phase and relaunch of the Eurizon group, thanks to positive results in financial management.

Dividends and results from other financial assets and liabilities were 325 million euro (+49.8% against June 2005). The increase is due to Banca IMI’s traditional activities. A substantial contribution came from financial markets business and securities, foreign exchange and commercial bank derivatives: in particular, interest and exchange rate derivatives generated consolidated revenues of 78 million euro, exceeding the total for the whole of 2005. The results also include more than 12 million euro profit on the sale of FIAT securities resulting from the FIAT Convertible Facility and 30 million euro from the sale of certain minority interests available for sale.

Profits from shareholdings, 59 million euro, were down by 24.4% on the same period of 2005, which had benefited from significant capital gains resulting from private equity investments.

Net interest and other banking income was 4,121 million euro, up 10.9% on an annual basis.

Net value adjustments for loan deterioration amounted to 233 million euro, in line with the 229 million euro in the first half of 2005, confirming the satisfactory risk profile of the Group’s loan portfolio. Coverage of doubtful loans remains high and such as to cover a substantial guarantee of recoverability. The valuation of the inherent risk in the performing loan portfolio led to a general provision 92 million euro, down 36.1% on the first half of 2005. The Group general reserve was 1,171 million euro, 0,8% of the performing loan portfolio, in line with the results at 31 December 2005.

Non-performing loans fell by 3.3% (1,044 million euro against 1,080 as of end-December and 1,109 at June 2005), while problem and restructured loans (1,188 million euro) rose by 1.7%; the coverage ratios were respectively 76.1% and 31.4%.

Asset quality, thanks to selective criteria in loan disbursement and a strict provisioning policy, remains high and the credit risk indices of the Group were, there, always at good levels: ratios of non-performing loans/loans to customers and problem and restructured loans/loans to customers were respectively 0.7% and 0.8%. The ratio of doubtful loans to total net loans at the end of June was 2.09% (2.5% at the end of June 2005).

Current operating income was 1,769 million euro (+23.5% against June 2005), benefiting from the strong revenue performance.

Operating expenses were 2,313 million euro, up 3.8% on the first half of 2005 compared to 1.8% in the first quarter of 2005: personnel expenses (1,398 million euro) grew by 4.9% against an average rise of 1.3% in numbers as a result of investments in the commercial network and insurance business. Personnel expenses were further influenced by contractual salary increases due to the renewal of the national labor contract (CCNL) renewed in February 2005, provisions for the possible renewal of the CCNL at the end of 2005 and increase in variable remuneration. The last factor grew because of medium-term incentives to support the Three-year Plan, the wider shareholding scheme and increased provision for the incentive scheme related to the positive results of the Group in the opening months of 2006.

Other administrative expenses were 733 million euro (+5.6% on the first half of 2005): the increase was largely due to promotional costs for the Winter Olympic Games Torino 2006, of which SANPAOLO IMI was Principal Sponsor and property maintenance charges.

The cost/income ratio fell to 53.1%, an improvement of 3.3 percentage points on the same period of 2005.

Net income, after deduction of income taxes and minority interests, was 1,140 million euro (+27.5%).

The tax rate was 36.1%, slightly higher than in the corresponding period of 2005.

Net shareholders’ funds of the Group at  June 30, 2006 were 13,949 million euro (13,483 million euro at  December 31, 2005). The changes in the first half of 2006 were due principally to income at the end of the period, net of dividends paid for 2005, accounting for stock options and change in valuation reserves, thanks to the fair value revaluation of certain shareholding interests (289 million euro), including SCH, Fiat, Ixis Asset Management and Ixis Corp & Investment Bank.

At the end of June 2006 the solvency ratios of the Group were 7.7% (tier 1 ratio) and 10.4% (total risk ratio).

At  June 30, 2006 the SANPAOLO IMI Group had a total network of 3,186 branches in Italy, with a market share 10%, 131 branches abroad, 19 representative offices, 42,647 employees and 4,199 financial salespeople.

***

Second quarter 2006 consolidated results.

The second quarter showed improved profit margins compared to the first, benefiting from good progress in revenues with best results for six quarters.

The gross operating income in the second quarter was 2.239 million euro, up 5,9% on the first: the increased revenues (124 million euro) were in all areas and come largely from structural changes in current operating performance.

The increase in operating expenses in the second quarter (1,174 million euro against 1,139 million euro in the first quarter of 2006) is due to various factors: personnel expenses (to support the Three-Year Plan), professional expenses related to commercial initiatives and rationalization and net value adjustments for tangible and intangible assets, which discounted seasonal adjustments to the investment timetable.

Net income in the second quarter was 621 million euro, up 19.7% on the previous quarter. Average net income for the two quarters of 2006 was 15% more than the 2005 quarterly average.

***

2006 first half consolidated results by business sectors.

Banking.

Banking is the core business of the Group and represents the point of reference for the definition, development and coordination of the commercial strategies of all the Group’s networks. The sector employs 80% of Group personnel, generated 83% of dealings, and contributed 81% of consolidated revenues and 81% of consolidated net income. Net of tax, net income for the first half of 2006 was 918 million euro, against 703 million in the same period of 2005 (restated pro forma), +30.6%. Together with a growth of 12.3% in capital absorbed, this means an increase in annualized RORAC of more than three percentage points (24.6%) compared to the same period in the previous year. This was accompanied by a reduction of 3.4 percentage points in the cost/income ratio, following the development of revenues and contained growth of operating expenses. The sector was marked by positive performance in all profit margins, helped by the increase in financial assets of customers (+5.6%) and net loans to customers (+11%). Net interest income showed an increase of 8.8% which, together with the recovery in other commercial banking revenues and greater income from Wholesale, led to an increase in gross operating income of 10.6%. Revenue performance thus led to an increase in current operating income of +25.9%, with a slight fall in value adjustments and growth of 3.8% in operating costs compared to the first half of 2005.

The Retail & Private business line works with families, small business and private clients and also includes Neos Banca (consumer credit) and Farbanca (remote banking in health services). Volumes, almost half of the Group’s Business, showed a growth of 5.1% on the end of June 2005, thanks to increased loans to customers (+15.3%) and, slightly less, in financial assets (+3.2%). The gross banking income of Retail & Private showed a growth of 9.6% against the same period of the preceding year, thanks to increases in interest income and net commissions. Revenue performance led to an increase of 20.7% in net income of 431 million euro. Capital absorbed was 16%, down, in terms of relative weight, against the same period of the preceding year. Annualized profitability, up to 42.7% from 35.8% in the first six months 2005, reflected the increase in net income.

Corporate includes Sanpaolo Leasint (leasing). Business volumes followed the growth trend of the previous year, with an increase of 13.2% (annual), due to lending (+15.3%) and deposits (+7.6%). The lending performance was particularly pleasing in a period of strong market supply and increased competitiveness, reducing credit spreads. Revenues rose by 11.8% on the first half of 2005, thanks mainly to the increase in commissions and results from other financial assets and liabilities, which benefited from the development of interest rate and exchange rate derivatives for corporates. Net interest income rose by 6.2%, led by positive operating volumes, which effectively matched the downturn in mark-up. Operating expenses were largely stable while current operating income reached 293 million euro against 223 million in the first six months of 2005. Net income was 166 million euro, up 33.9% on the same period of the previous year. Greater capital absorption, due to higher lending, was amply compensated for by the increase in income which led to an improvement of almost two percentage points in annualized profitability in RORAC, up to 11.4%. Equally significant was progress in terms of efficiency: the cost/income ratio (38.9%) fell by more than four percentage points against the same period in the previous year.

Savings and Pensions.

Eurizon Financial Group comprises EurizonVita, the sales networks of Banca Fideuram and, from January, Sanpaolo IMI Asset Management. The gross operating income in the first half of 2006 grew by 9.4% compared to the same period in 2005 (pro forma). The progress was generated above all by greater revenues from EurizonVita and higher net commissions from Fideuram and Sanpaolo Imi Asset Management. Net commissions were 416 million euro (+11.2%) and the insurance result was 193 million euro (+13.5%). The contribution to consolidated net income, which represents about 22% of Group income, was 251 million euro (+20.7%). Performance was influenced by the increase in operating expenses (+9.9%) related to both Eurizon start-up costs, and to new projects and marketing by Banca Fideuram. Operating data show a significant growth in asset management in the 12 months (+3.8%), thanks to positive progress in mutual funds and asset management. Capital absorbed was 11% of Group capital (+6.7% against the first half of 2005). Annualized profitability grew from 31.9% at 36.1%.

***

The results are reported in detail in the statement of income and consolidated balance sheet included in the Report approved by the Board of Directors and attached to this news release. Note that these tables have not been audited by PricewaterhouseCoopers and the auditors have still not completed their limited audit of the half-year results. The half-year report at June 30, 2006 is available to shareholders and the market pursuant to art.82, comma 2, Delibera Consob  May 14, 1999 11971 and successive modifications, in place of the information regarding the second quarter of 2006.

IMPORTANT INFORMATION

In connection with the proposed business combination, the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”).  If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United Sates pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Reclassified  consolidated statement of income

			Change
	H106	H105	H106/H105	2005
	(€/mil)	(€/mil)	(%)	(€/mil)
A. Net interest income	2.019	1.864	+8,3	3.798
B. Net commissions	1.709	1.563	+9,3	3.284
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	39	43	-9,3	58
D. Dividends and income from other financial assets and liabilities	325	217	+49,8	526
E. Profits (losses) on equity shareholdings	59	78	-24,4	104
F. Result of insurance operations	203	182	+11,5	431
TOTAL OPERATING INCOME	4.354	3.947	+10,3	8.201
G. Net adjustments to loans	-233	-229	+1,7	-492
H. Net adjustments to other financial assets	—	-3	n.s.	-1
NET OPERATING INCOME	4.121	3.715	+10,9	7.708
I. Personnel costs	-1.398	-1.333	+4,9	-2.769
L. Other administrative costs	-733	-694	+5,6	-1.452
M.Net adjustments to tangible and intangible assets	-182	-201	-9,5	-435
- Operating costs	-2.313	-2.228	+3,8	-4.656
N. Other net income/expenses	26	42	-38,1	74
O. Impairment of goodwill	—	—	—	-47
P. Profit (losses) from disposals of investments	—	13	n.s.	16
Q. Net provisions for other risks and charges	-65	-110	-40,9	-141
PRE-TAX OPERATING PROFIT	1.769	1.432	+23,5	2.954
R. Taxes for the period	-639	-507	+26,0	-919
S. Profit (losses) on discuntinued operations	44	-4	n.s.	5
T. Profit attributable to minority interests	-34	-27	+25,9	-57
NET PROFIT	1.140	894	+27,5	1.983

1)              The consolidated reclassified statement of income is designed to reflected operational management. In particular, the contribution op the Group’s insurance companies to “Total operating income” is conventionally cited in the specific line item “Result of insurance operations”

Quarterly analysis of reclassified consolidated statement of income (1)

	2006		2005
							Average
	30/6	31/3	31/12	30/9	30/6	31/3	quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
A. Net interest income	1026	993	980	954	943	921	949
B. Net commissions	856	853	861	860	816	747	821

C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	29	10	2	13	38	5	15
D. Dividends and income from other financial assets and liabilities	181	144	102	207	166	51	132
E. Profits (losses) on equity shareholdings	44	15	15	11	66	12	26
F. Result of insurance operations	103	100	129	120	118	64	108
TOTAL OPERATING INCOME	2.239	2.115	2.089	2.165	2.147	1.800	2.051
G. Net adjustments to loans	-137	-96	-135	-128	-142	-87	-123
H. Net adjustments to other financial assets		—	3	-1	-2	-1	—
NET OPERATING INCOME	2.102	2.019	1.957	2.036	2.003	1.712	1.928
I. Personnel costs	-705	-693	-754	-682	-653	-680	-692
L. Other administrative costs	-371	-362	-422	-336	-353	-341	-363
M. Net adjustments to tangible and intangible assets	-98	-84	-129	-105	-103	-98	-109
- Operating costs (I+L+M)	-1.174	-1.139	-1.305	-1.123	-1.109	-1.119	-1.164
N. Other net income/expenses	15	11	25	7	32	10	19
O. Impairment of goodwill		—	-46	-1	—	—	-12
P. Profit (losses) from disposals of investments		—	3	—	13	—	4
Q. Net provisions for other risks and charges	-27	-38	-8	-23	-75	-35	-35
PRE-TAX OPERATING PROFIT	916	853	626	896	864	568	740
R. Taxes for the period	-318	-321	-132	-280	-280	-227	-230
S. Profit (losses) on discontinued operations	38	6	-11	20	-10	6	1
T. Profit attributable to minority interests	-15	-19	-9	-21	-13	-14	-14
NET PROFIT	621	519	474	615	561	333	497

(1) The consolidated reclassified statement of income is designed to reflected operational management. In particular, the contribution of the Group’s insurance companies to “Total operating income” is conventionally cited in the specific line item “Result of insurance operations”.

Reclassified consolidated balance sheet

			Change
	30/6/2006	30/6/2005	30/6/2006 -	31/12/05
	(€/mil)	(€/mil)	(%)	(€/mil)
ASSETS
A. Cash and liquidity	962	1.016	-5,3	1.107
B. Financial assets (other than loans and assets held to maturity)	73.033	91.190	-19,9	77.402
C. Financial assets held to maturity	2.433	1.660	+46,6	2.535
D. Credits due from banks	31.094	26.165	+18,8	28.836
E. Loans to customers	147.330	132.443	+11,2	139.507
F. Dealing securities	522	855	-38,9	435
G. Value adjustment of financial assets	—	—	—
H. Shareholdings	985	796	+23,7	819
I. Reinsurance technical reservees	35	23	+52,2	29
L. Intangible assets	2.697	2.248	+20,0	2.177
M. Goodwill	794	762	+4,2	756
N. Other intangible assets	232	259	-10,4	252
O. Tax assets	2.447	3.299	-25,8	2.728
P. Non-current assets and others due for sale	798		n.s.	220
Q. Other assets	6.881	6.910	-0,4	6.455
Total assets	270.243	267.626	+1,0	263.258
LIABILITIES AND NET CAPITAL
A. Payables due to banks	36.376	39.963	-9,0	35.682
B. Payables due to customers	98.009	89.907	+9,0	92.306
C. Securities	48.509	48.072	+0,9	46.985
D. Financial assets for trading	9.608	14.214	-32,4	11.342
E. Financial assets at fair value	25.386	25.096	+1,2	25.939
F. Hedging derivatives	354	874	-59,5	730
G. Value adjustment of financial liabilities	-98	34	n.s.	-35
H. Tax liabilities	950	1.261	-24,7	860
I. Liabilities related to activities due for sale	585	—	n.s.	164
L. Other liabilities	11.835	11.378	+4,0	10.573
M. Reserves for risks and charges	2.575	2.627	-2,0	2.883
N. Technical reserves	22.000	21.709	+1,3	22.113
O. Minority interest	205	196	+4,6	233
P. Group shareholders’ equity	13.949	12.295	+13,5	13.483
Total liabilities	270.243	267.626	+1,0	263.258

Quarterly analysis of reclassified consolidated balance sheet

	2006		2005
	30/6	31/3	31/12	30/9	30/6
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
A. Cash and liquidity	962	967	1.107	870	1.016
B. Financial assets (other than loans and assets held to maturity)	73.033	75.068	77.402	90.678	91.190
C. Financial assets held to maturity	2.433	2.429	2.535	2.175	1.660
D. Credits due from banks	31.094	34.724	28.836	29.937	26.165
E. Loans to customers	147.330	144.170	139.507	138.289	132.443
F. Dealing securities	522	324	435	653	855
G. Value adjustment of financial assets	—	—	—	—	—
H. Shareholdings	985	847	819	813	796
I. Reinsurance technical reservees	35	29	29	25	23
L. Intangible assets	2.697	2.153	2.177	2.221	2.248
M. Goodwill	794	756	756	761	762
N. Other intangible assets	232	239	252	256	259
O. Tax assets	2.447	2.529	2.728	3.188	3.299
P. Non-current assets and others due for sale	798	220	220	—	—
Q. Other assets	6.881	6.151	6.455	6.478	6.910
Total assets	270.243	270.606	263.258	276.344	267.626

LIABILITIES AND NET CAPITAL

A. Payables due to banks	36.376	39.385	35.682	44.193	39.963
B. Payables due to customers	98.009	94.516	92.306	95.499	89.907
C. Securities	48.509	48.290	46.985	47.005	48.072
D. Financial assets for trading	9.608	11.535	11.342	13.561	14.214
E. Financial assets at fair value	25.386	25.955	25.939	25.373	25.096
F. Hedging derivatives	354	541	730	1.103	874
G. Value adjustment of financial liabilities	-98	-79	-35	11	34
H. Tax liabilities	950	1.028	860	1.412	1.261
I. Liabilities related to activities due for sale	585	164	164	—	—
L. Other liabilities	11.835	10.121	10.573	10.162	11.378
M. Reserves for risks and charges	2.575	2.801	2.883	2.620	2.627
N. Technical reserves	22.000	21.893	22.113	22.135	21.709
O. Minority interest	205	245	233	218	196
P. Group shareholders’ equity	13.949	14.211	13.483	13.052	12.295
Total liabilities	270.243	270.606	263.258	276.344	267.626

Group Business Sectors Results

		Savings and	Central
	Banking	Pensions	Functions (1)	Group total
GROSS OPERATING INCOME (€/mil)
First half 2006	3.528	639	187	4.354
First half 2005	3.190	584	173	3.947
Change first half 2006 / First half 2005 (%)	+10,6	+9,4	n.s.	+10,3

CURRENT OPERATING INCOME (€/mil)
First half 2006	1.464	359	-54	1.769
First half 2005	1.163	307	-38	1.432
Change first half 2006 / First half 2005 (%)	+25,9	+16,9	+42,1	+23,5

NET PROFIT (€/mil)
First half 2006	918	251	-29	1.140
First half 2005	703	208	-17	894
Change first half 2006 / First half 2005 (%)	+30,6	+20,7	+70,6	+27,5

TOTAL INTEREST-EARNING ASSETS (€/mil) (2)
First half 2006	154.876	7.001	41.054	202.931
First half 2005	138.407	5.701	22.140	166.248
Change first half 2006 / First half 2005 (%)	+11,9	+22,8	+85,4	+22,1

TOTAL INTEREST-BEARING LIABILITIES (€/mil) (2)
First half 2006	133.009	6.324	52.583	191.916
First half 2005	121.474	4.972	32.022	158.468
Change first half 2006 / First half 2005 (%)	+9,5	+27,2	+64,2	+21,1

AVERAGE ALLOCATED CAPITAL (€/mil)
First half 2006	7.474	1.392	3.943	12.809
First half 2005	6.655	1.304	3.442	11.401
Change first half 2006 / First half 2005 (%)	+12,3	+6,7	+14,6	+12,3

ANNUALIZED PROFITABILITY (%)
First half 2006	24,6	36,1	n.s.	17,8
First half 2005	21,1	31,9	n.s.	15,7

EMPLOYEES
30/6/2006	34.256	2.720	5.671	42.647
30/6/2005	33.888	2.539	5.590	42.017
Change 30/6/2006 - 30/6/2005 (%)	+1,1	+7,1	+1,4	+1,5

(1) Including reversals and consolidation postings.

(2) Excluding Banca IMI.

Parent Bank Statement of Income

	H106	H105
	(€)	(€)
10. Interest income and similar revenue	2,581,329,038	1,942,327,485
20. Interest expenses and similar charges	-1.690.642.293	-1.191.769.988
30. Net interest income	890,686,745	750,557,988
40. Commissions receivable	819,252,241	748,397,150
50. Commissions payable	-77.047.977	-41.480.792
60. Net commissions	742,204,264	706,916,358
70. Dividends and other revenues	1,287,126,011	716,697,265
80. Net dealing income	97,073,645	-2.769.966
90. Net result of hedging transactions	2,568,064	-2.050.907
100. Profit/losses on disposal or repurchase of:	265,014,628	49,222,191
a) loans	15,911,152	11,468,341
b) available for sale investments	250,192,580	45,066,436
c) held to maturity investments	23,983	—
d) financial liabilities	-1.113.087	-7.312.586
110. Net results of financial assets designated as at fair value	-3.150.699	17,416,916
120. Net interest and other banking income	3,281,522,658	2,235,989,354
130. Net adjustment for impairment of:	-103.778.971	-119.694.495
a) loans	-86.855.049	-118.599.312
b) available for sale investments	-35.402	-1.087.878
c) held to maturity investments	—	—
d) other financial transactions	-16.888.520	-7.305
140. Net results of financial management activities	3,177,743,687	2,116,294,859
150. Administrative costs	-1.163.395.995	-1.092.447.107
a) personnel	-729.941.278	-681.458.742
b) other	-433.454.717	-410.988.365
160. Net accruals to provisions for risks and charges	-45.792.842	-25.537.396
170. Net adjustment to tangible assets	-88.047.549	-84.551.253
180. Net adjustment to intangible assets	-57.140.257	-70.764.324
190. Other operating income/charges	218,782,533	217,772,758
200. Operating costs	-1.135.594.110	-1.055.527.322
210. Income (losses) on investments	-1.470.379	509,579
220. Net fair value adjustment to tangible and intangible assets	—	—
230. Goodwill adjustments	—	—
240. Profit (losses) on disposals of investments	3,505,514	8,909,308
250. Operating profit (loss) before taxation	2,044,184,712	1,070,186,424
260.Taxes for the period	-245.090.617	-172.188.011
270. Operating profit (loss) after taxation	1,799,094,095	897,998,413
280. Profit (losses) on discontinued operations	—	—
Profit (losses) for the period	1,799,094,095	897,998,413

Parent Bank Balance Sheet

ASSETS	30/6/06	31/12/05
	(€)	(€)
10. Cash and liquid balances	426,051,616	514,611,533
20. Financial assets held for trading	4,424,489,911	5,164,645,177
30. Financial assets designated as at fair value	898,375,218	1,011,804,413
40. Available-for-sale investments	1,799,789,567	2,355,409,299
50. Held-to-maturity investments	2,191,721,001	2,312,335,104
60. Loans to banks	47,948,146,202	44,574,593,513
70. Loans to customers	75,487,529,614	67,231,819,968
80. Hedging derivatives	627,851,915	809,429,193
90. Value adjustment of financial assets hedged against	—	—
100. Investments	9,239,095,827	9,473,155,124
110. Tangible assets	1,414,281,286	1,431,657,896
120. Intangible assets of which:	795,570,332	815,893,087
- goodwill	609,851,411	612,745,215
130. Tax assets	1,426,498,110	1,522,724,055
a) current	838,703,304	919,466,492
b) deferred	587,794,806	603,257,563
140. Non-current assets and groups of assets to be disposed of	38,413,416	28,495,907
150. Other assets	3,058,117,317	2,753,153,681

Total assets	149,775,931,332	139,999,727,950

Liabilities	30/6/06	31/12/05
	(€)	(€)
10. Due to banks	46,532,506,675	44,720,937,580
20. Due to customers	53,054,622,890	51,915,456,080
30. Securities issued	29,918,456,101	25,026,177,308
40. Financial dealing liabilities	1,226,912,278	1,328,304,751
50. Financial liabilities designated at fair value	—	—
60. Hedging derivatives	353,170,125	751,177,947
70. Adjustment to financial liabilities covered by general edges	-50.127.947	-22.937.873
80. Tax liabilities	336,531,561	139,440,660
a) current	256,205,306	64,005,340
b) deferred	80,326,255	75,435,320
90. Liabilities associated with discontinued assets	—	—
100. Other liabilities	5,235,361,147	3,660,288,671
110. Provisions for employee termination indemnities	496,857,562	539,818,922
120. Provisions for risks and charges	923,127,806	1,046,275,453
a) pension and similar commitments	102,001,537	188,983,690
b) other provisions	821,126,269	857,291,763
130. Valuation reserves	350,624,031	445,357,377
140. Redeemable shares	—	—
150. Capital instruments	—	—
160. Reserves	3,458,789,741	3,318,456,052
170. Share premium reserves	766,330,610	769,131,370
180. Capital	5,399,586,248	5,239,223,741
190. Own shares (-)	-25.911.591	-42.508.503
200. Profit (losses) for the period	1,799,094,095	1,165,128,414

Total liabilities	149,775,931,332	139,999,727,950

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

12th September 2006 H1 2006 RESULTS

Disclaimer Variations to business perimeter and accounting treatment Disclaimer Prefacing comments There have been no significant changes to the consolidated business perimeter as at June 30 since the publication of the annual report for 2005 with the exception of the inclusion of Banca Italo Albanese. It should also be noted that following the agreement reached in June regarding the sale of 70% of the tax-collection business GEST Line to Riscossione SpA the contribution from the company in the P&L is now consolidated into the line "profits and losses on discontinued operations“. In accordance with IFRS 5, all P&L numbers have been re-stated to make data comparable. This presentation has been prepared by Sanpaolo IMI and provides information on the management’s business plans and strategies. As such, the presentation contains forward-looking information which reflects management’s current views with respect to certain future events and the financial performance of the Group. These views are based upon assumptions of future events which may not prove to be accurate and actual results may differ materially from those projected or implied in the forward-looking statements. Undue reliance should not, therefore, be placed on such forward-looking information and Sanpaolo IMI assumes no responsibility to update any such forward-looking information.

Agenda Agenda Executive summary P&L breakdown Divisional breakdown

H106 another very positive set of results Executive summary Strong revenue growth Good growth across all the main revenue lines driven by excellent operating trends - Net interest income +8.3% y-o-y - Net commissions +9.3% y-o-y - Dividends and income from other financial assets and liabilities +49.8% y-o-y - Income from insurance business +11.5% y-o-y Very high quality of revenues with extraordinary elements representing only approx. 1% of total revenues Total operating income +10.3% Net operating income +10.9% Operating costs +3.8% Pre-tax op. profit +23.5% Net profit +27.5% * Referred to H106 and FY2005. Solvency ratios as at 31 December 2005 have been reworked compared to figures from the 2005 Financial Statements in order to take into account the introduction of definitive provisions and specific transition regulations to IAS/IFRS published by the Bank of Italy in April 2006 Prudential provisioning Rigorous provisioning maintained despite sound asset quality with 40% of total provisions taken against performing loans Risk management strength, good asset quality, low NPL ratio and adequate coverage levels underpin balance sheet strength Good cost control Increase in operating costs in line with business plan projections and lower than peer group average Improvement in cost/income ratio by 3.3 p.p. to 53.1% y-o-y Excellent bottom line results Annualised ROE up 2.1 p.p. to 17.8% y-o-y  Capital ratios strengthened*: - Core capital 7.0% from 6.8% - Tier 1 capital 7.7% from 7.4% - Total capital 10.4% from 9.4%

Continuing improvement in other key indicators Executive summary Quarterly trends remain strong Acceleration in top line growth +8.3% after six months vs +7.4% after first three months Growth across all revenue lines Profit trend line remains very positive* Latest data available: May 2006. Competitive positioning further strengthened Improvement in key market share numbers:- Retail customer financial assets: up 2 bps*- Customer lending: up 13 bps Business plan ahead of track  Key indicators all in line or ahead of forecast: - customer loans +11.4% vs 9.4% BP CAGR - customer financial assets +5.7% vs 6.0% BP CAGR - cost of risk (as measured by expected loss) flat vs +4bps BP target - operating costs +3.8% in line with budget and guidance - pre-tax profits +23.5% vs +16.5% BP CAGR net profit +27.5% vs 15.0% BP CAGR core capital 7.0% in line with BP target

Agenda Agenda Executive summary P&L breakdown Divisional breakdown

Strong customer lending +11.4% driving growth in top line revenues Average spread on customer business down 16 bps y-o-y driven by margin pressure on new short term lending in part offset by the widening mark down seen as a result of rising interest rates Positive trend line confirmed in net interest income € MM € MM +8.3% Q105 +8.8% Q206/Q205+3.3% Q206/Q106Q205 Q305 Q405 Q106 Q206 H105 H106 Maintenance of underlying operating trends but slight acceleration in growth of net interest income in Q2 P&L breakdown € 949 MM2005 av.2,0191,8649219549939439801,026

Asset management fees up 13.4% driven by positive market performance effect and a better asset mix Increase in brokerage, custody and advisory fees driven by Wind operation and structured bonds Deposit and current accounts fees fell by 4% as a result of customer preference for bundled account products with lower charges than traditional current accounts Asset management and capital market business driving growth in net commissions Other services Deposits and current accounts Collection and payment services Loans and guarantees brokerage, custody and advisory services asset management Management, dealing and advisory services Net commissions € MM 24 252 125 188 107 867 974 1,563 H105 29 242 123 193 139 983 1,122 1,709 H106 +9.3% +20.8% -4.0% -1.6% +2.7% +29.9% +13.4% +15.2% Var. € MM H105 H106 +9.3% P&L breakdown 1,7091,563

€ MM € 821 MM2005 avQuarterly trends in net commissions Customer net new money flows remained good in Q2, 5.3 billion but directed away from asset management products –2.2 billion which together with negative performance slowed growth in asset management fees to +1.8% +4.9% Q206/Q205+0.4% Q206/Q106Q105 Q205 Q305 Q405 Q106 Q206 P&L breakdown +0.0% -5.4% -6.3% -6.6% +9.1% +11.8% +11.4% +4.9% Var. Q206/ Q205 9 130 63 106 66 442 508 816 Q205 20 119 64 94 67 489 556 853 Q106 Other services Deposits and current accounts Collection and payment services Loans and guarantees brokerage, custody and advisory services asset management Management, dealing and advisory services Net commissions € MM 9 123 59 99 72 494 566 856 Q206 +0.4% -55.0% +3.4% -7.8% +5.3% +7.5% +1.0% +1.8% Var. Q206/ Q106 860856861816853747

+190.0% -23.7% 29 10 38 Q205 Q106 Q206 Var.Q206/ Q205 Var.Q206/ Q106 Other income lines Trading gains accounted for 225 mln of the results including 78 mln for corporate derivates. Last year the same figure was 199 mln including 38 mln corporate derivatives Other principle contributions were adjustments for fair value of 53 mln and 32 mln from the sale of AFS assets. Last year the same contributions were 33 mln and 4 mln respectively Principle contribution from shareholdings valued at equity of 40 mln Result also includes a capital gain of 19 mln on sale of equity stakes as against 44 mln for similar disposals last years Income from credit disposals, assets held to maturity and repurchase of fin. liabilities 43 39 € MM H106 H105 Dividends and income from other financial assets and liabilities 217 325 € MM H106 H105 Profits on equity shareholdings 78 59 € MM H106 H105 +49.8% -24.4% +25.7% 9.0% 181 144 166 Q205 Q106 Q206 Var.Q206/ Q205 Var.Q206/ Q106 +193.3% -33.3% 44 15 66 Q205 Q106 Q206 Var.Q206/ Q205 Var.Q206/ Q106 -9.3% P&L breakdown

Significant increase in contribution from insurance business

GRUPPO SANPAOLO IMI

- The gross volume written by Eurizon in life business was 3.3 bln down 32% H106/H105 and new production 2.9 bln down 35% which is to be considered in relation to the re-positioning of the product portfolio with the weight of both index-linked and capital accumulation policies being downsized. The policy portfolio expanded by 4.8% from FY05 with more than 2.2 million contracts in force
- The increase in revenues is due to the higher profitability as the result of the change in asset allocation and of the lengthening of the average duration of the life assets over the last 12 months. This has meant an increase in the earnings on financial assets available for sale (from 327 million to 419 million), in the form of higher coupon interest and dividend payments. A 33 million voluntary provision was taken by the insurance company as an adjustment for the new mortality tables
- In the property and casualty business gross premia was 47 million up 55% and gross technical reserves 92 million up 33.5%

	H105			H106			Tot Var %
€ MM	Life	P&C	Total	Life	P&C	Total	
Premiums and payments	-356	7	**-349**	-67	12	**-55**	-84.2
▪ **Net premiums**	2,228	14	**2,242**	1,489	23	**1,512**	-32.6
▪ **Net charges for casualties**	-891	-6	**-897**	-1,312	-8	**-1,320**	+47.2
▪ **Other charges for changes in technical reserves**	-1,693	-1	**-1,694**	-244	-3	**-247**	-85.4
Net commissions	34	-	**34**	29	-	**29**	-14.7
Income from financial instruments and investments	639	2	**641**	435	1	**436**	-32.0
Net income from financial instruments designated as at fair value shown in the P&L	298	-	**298**	-66	-	**-66**	n.r.
Other net income	341	2	**343**	501	1	**502**	46.4
Other income/charges from insurance business	-142	-2	**-144**	-201	-6	**-207**	43.8
Income from insurance business	**175**	**7**	**182**	**196**	**7**	**203**	**11.5**

H1 2006 results 11 P&L breakdown

Specific adjustments to credits 141 mln or 19 bps annualised cost of risk Further generic provision of 92 mln charged to take annualised cost of risk to 13 bps Increase in generic reserve to 1,171 mln or around 2x the average cost of risk of the performing loan portfolio NPL ratio down to 0.7% from 0.8% in H105 and all coverage levels increased € MM 4,531 4,371 NPLs€ MM 1,693 1,731 Problem and restructured loans *Coverage at 30/06/06: 76.12% +620 bps y-o-y -3.5% Gross -5.9% Net +2.2% Gross +2.5% Net *i.e. Finanziamenti incagliati e ristrutturati Coverage at 30/06/06: 31.37% +130 bps y-o-y Rigorous provisioning maintained despite sound asset quality and conservative coverage on all credit assets Var.Q206/ Q106 Var.Q206/ Q205 Q206 Q106 Q205 € MM Var.H106/H105 H106 H105 +42.7% -3.5% -137 -96 -142 Net adjustments to loans +1.7% -233 -229 Var.Q206/ Q106 Var.Q206/ Q205 Q206 Q106 Q205 € MM Var.H106/H105 H106 H105 n.r. n.r. - - -2 Net adjustment to other financial assets n.r. - -3 € MM 1,143 985 180 day past due loans-13.8% Gross -18.6% Net Coverage at 30/06/06: 16.55% +491 bps y-o-y P&L breakdown 8221,010H105H1061,1881,159H105H1061,1091,044H105H106

Excellent control on marginal cost of risk * In terms of on and off balance sheet outstanding loans Q206/Q106 Analysis of variation in expected loss (bps) -0.2 other minor effects -1 Total +0.4 market coverage -0.4 share of wallet - Marginal cost (EAD) -0.8  collateralization (LGD) - initial stock rating Good quality loan book as shown in all key indicators Best practice risk management tools, systems and culture enable healthy growth in new lending Cost of risk in P&L well aligned with expected loss (32 vs 36 bps) despite low specific adjustments and good coverage 35.6 Q206 36.6 Q106 -1 Expected loss (EL) Q206/Q106 Expected Loss * (bps) P&L breakdown

Good cost control

GRUPPO SANPAOLO IMI

€ MM	H105	H106	Var. H106/ H105
Operating costs	**-2,228**	**-2,313**	**+3.8%**
Personnel costs	-1,333	-1,398	+4.9%
Other administrative costs	-694	-733	+5.6%
▪ *IT costs*	*-142*	*-143*	*+0.7%*
▪ *Property costs*	*-167*	*-181*	*+8.4%*
▪ *General expenses*	*-131*	*-136*	*+3.8%*
▪ *Professional and insurance fees*	*-97*	*-93*	*-4.1%*
▪ *Promotion advertising and marketing expenses*	*-48*	*-60*	*+25.0%*
▪ *Indirect personnel costs*	*-50*	*-55*	*+10.0%*
▪ *Charges for services provided by third parties*	*-38*	*-37*	*-2.6%*
▪ *Indirect duties and taxes*	*-21*	*-28*	*+33.3%*
Net adjustments to tangible and int. assets	-201	-182	-9.5%

- Personnel costs up 4.9% as a result of an increase in:
  - average headcount +1.3% to strengthen the banking network and the new Eurizon business
  - the national banking and company contracts as well as the bonus plan related to the business plan
- Higher other administrative costs +5.6% as a result of:
  - increased marketing expenses
  - property expenses related to the refurbishment of branches
  - higher postal charges as a result of the new legislation on transparency
- Lower depreciation charges as a result of the completion of write downs on significant software investments in Fideuram and the Parent bank

€ MM	Q205	Q106	Q206	Var.Q206/ Q205	Var.Q206/ Q106
Operating costs	**-1,109**	**-1,139**	**-1,174**	**+5.9%**	**+3.1%**
Personnel costs	-653	-693	-705	+8.0%	+1.7%
Other administrative costs	-353	-362	-371	+5.1%	+2.5%
Net adjustments to tangible and int. assets	-103	-84	-98	-4.9%	+16.7%

- Seasonality in quarterly comparisons exacerbated by:
  - lower personnel cost base in Q205 helped by adjustment for prior prudent provisioning of salary inflation
  - higher weight of variable personnel costs on Q206 compared to Q106

H1 2006 results 14 P&L breakdown

Significant increase in pre-tax profitability

GRUPPO SANPAOLO IMI

H105	H106	Var.H106/ H105	€ MM	Q205	Q106	Q206	Var.Q206/ Q205	Var.Q206/ Q106
42	26	-38.1%	Other net income	32	11	15	-53.1%	+36.4%
-	-	-	Impairment of goodwill	-	-	-	-	-
13	-	n.r.	Profits from disposals of investments	13	-	-	n.r.	-
-110	-65	-40.9%	Net provisions for risks and charges	-75	-38	-27	-64.0%	-28.9%

Q206/Q205	Q206/Q106
+6.0%	+7.4%

Pre-tax operating profit


+23.5%
1,432
1,769
€ MM
H105
H106


2005 av.
€ 740 MM
568
864
896
626
853
916
€ MM
Q105
Q205
Q305
Q405
Q106
Q206

H1 2006 results 15 P&L breakdown

Excellent bottom line growth

GRUPPO SANPAOLO IMI

H105	H106	Var.H106/ H105	€ MM	Q205	Q106	Q206	Var.Q206/ Q205	Var.Q206/ Q106
1,432	1,769	+23.5%	Pre-tax operating profit	864	853	916	+6.0%	+7.4%
-507	-639	+26.0%	Taxes for the period	-280	-321	-318	+13.6%	-0.9%
-4	44	n.r.	Profits on discontinued operations	-10	6	38	n.r.	n.r.
-27	-34	+25.9%	Profit attributable to minority interests	-13	-19	-15	+15.4%	-21.1%
894	**1,140**	**+27.5%**	**Net profit**	**561**	**519**	**621**	**+10.7%**	**+19.7%**

Net profit



+27.5%
894
1,140
€ MM
H105
H106



Q206/Q205
+10.7%
Q206/Q106
+19.7%
2005 av.
€ 497 MM
333
561
615
474
519
621
€ MM
Q105
Q205
Q305
Q405
Q106
Q206

H1 2006 results 16 P&L breakdown

Agenda Agenda Executive summary P&L breakdown Divisional breakdown

BANKING EURIZONWholesaleSANPAOLO IMI RetailSMEs Other Banking Activities Divisional structure of the Group SPIAMEurizonVita Banca Fideuram 87.2% Operating costs 78.5% 80.3% 84.7% Contribution* Net income Pre-tax operating profit Total operating income Banking Activity 12.8% Operating costs 21.5% 19.7% 15.3% Contribution* Net income Pre-tax operating profit Total operating income Eurizon * Excluding Corporate CentreDivisional breakdown

Banking Activity

GRUPPO SANPAOLO IMI

Banking Activity (€/MM)	H105 p.f.	H106	Var %
Net interest income	1,735	1,888	+8.8
Net commissions	1,233	1,305	+5.8
Income from credit disposals, asset held to maturity and repurchase of fin. liab.	21	28	+33.3
Dividends and income from other fin. assets and liabilities	151	279	+84.8
Profits (losses) on equity shareholdings	50	28	-44.0
Total operating income	**3,190**	**3,528**	**+10.6**
Net adjustments to loans	-248	-244	-1.6
Net adjustments to other financial assets	-1	-	n.r.
Net operating income	**2,941**	**3,284**	**+11.7**
Personnel costs	-1,031	-1,084	+5.1
Other administrative costs	-697	-715	+2.6
Net adjustments to tangible and int. assets	-16	-12	-25.0
Operating costs	***-1,744***	***-1,811***	***+3.8***
Other net income/expenses	20	15	-25.0
Net provisions for risks and charges	-54	-24	-55.6
Pre-tax operating profit	**1,163**	**1,464**	**+25.9**
Taxes for the period	-449	-589	+31.2
Profits (losses) on discontinued op.	-9	44	n.r.
Profits attributable to minority interests	-2	-1	-50.0
Net profit	**703**	**918**	**+30.6**
Cost/Income ratio	54.7%	51.3%	
RORAC	21.1%	24.6%	

* 3.8% in line with budget 06 and guidance
** Credit provisioning

- Very positive start to the plan thanks both to a better macro-scenario and a good performance from the network with some encouraging signals from the ex-Cardine areas in recent months



Customer loans
%
10.4
11.0
BP CAGR
H106/H105
TFAs
%
5.0
5.6
BP CAGR
H106/H105
Total operating income
%
8.5
10.6
BP CAGR
H106/H105



Operating costs*
%
2.3
3.8
BP CAGR
H106/H105
Cost of risk**
%
12.9
-1.6
BP CAGR
H106/H105
Cost/Income ratio
%
54.7
51.3
48.0
H105
H106
BP target



Pre-tax op. profit
%
16.5
25.9
BP CAGR
H106/H105
Net profit
%
15.0
30.6
BP CAGR
H106/H105
RORAC
%
24.6
19.4
H106
BP target

H1 2006 results 19 Divisional breakdown

+20.7 431 357 Net profit 59.4% 62.7% Cost/Income ratio 35.8% -276 633 -17 9 -1,230 -4 -546 -680 1,871 -91 1,962 17 2 969 974 H105 p.f. 42.7% -338 769 -12 2 -1,277 -2 -569 -706 2,056 -94 2,150 19 5 1,005 1,121 H106 +22.5 +21.5 -29.4 -77.8 +3.8 -50.0 +4.2 +3.8 +9.9 +3.3 +9.6 +11.8 +150.0 +3.7 +15.1 Var % RORAC Taxes for the period Pre-tax operating profit Net provisions for risks and charges Other net income/expenses Operating costs Net adjustments to tangible and int. assets Other administrative costs Personnel costs Net operating income Net adjustments to loans Total operating income Dividends and income from other fin. assets and liabilities Income from credit disposals, asset held to maturity and repurchase of fin. liabilities Net commissions Net interest income Retail Division (€/MM) Retail Division Good growth in customer base Divisional breakdown Q105 No. Q205 Q305 Q405 Q106 Q206 -28,568 -7,265 -8,010 222 13,638 21,626 Strong trends in customer lending H105 pro-forma € MM H106 41,736 48,132 +15.3% New mortgage lending +22% New personal loans +47% Positive net new money flows in H106 4,651 2,428 830 1,393 H106 n.r. -916 Asset administration n.r. 3,768 Asset management 2,887 35 H105 TFAs Direct deposits € MMn.r. Var. +61.1%

+33.9 166 124 Net profit 38.9% 43.0% Cost/Income ratio 9.6% -99 223 -20 7 -273 -1 -139 -133 509 -126 635 41 126 468 H105 p.f. 11.4% -127 293 -14 7 -276 - -143 -133 576 -134 710 71 142 497 H106 +28.3 +31.4 -30.0 - +1.1 n.r. +2.9 - +13.2 +6.3 +11.8 +73.2 +12.7 +6.2 Var % RORAC Taxes for the period Pre-tax operating profit Net provisions for risks and charges Other net income/expenses Operating costs Net adjustments to tangible and int. assets Other administrative costs Personnel costs Net operating income Net adjustments to loans Total operating income Dividends and income from other fin. assets and liabilities Net commissions Net interest income SME Division (€/MM) SME Division Excellent loan growth Divisional breakdown H105 pro-forma € MM H106 44,554 51,388 +15.3% Share of wallet H106 +80 bps Good relative performance on margins -62 -57 -24 -8 SME Division Var. Y-o-Y Var. YTD Group Group System System ST mark up (bps)* Growing and healthy customer base YTD Unrated No. Invest. grade Intermediate Risky Critical Total 748 238 154 -194 -501 445 * Source: Bank of Italy Ten Day Reports

+41.6 218 154 Net profit 34.2% 40.3% Cost/Income ratio 18.8% -2 - -49 205 1 3 -156 -9 -63 -84 357 - -30 387 1 91 18 85 192 H105 p.f. 20.1% -1 - -108 327 - 4 -176 -8 -69 -99 499 - -15 514 20 171 23 92 208 H106 -50.0 - +120.4 +59.5 n.r. +33.3 +12.8 -11.1 +9.5 +17.9 +39.8 - -50.0 +32.8 n.r. +87.9 +27.8 +8.2 +8.3 Var % Profits attributable to minority interests Profits (losses) on discontinued operations RORAC Taxes for the period Pre-tax operating profit Net provisions for risks and charges Other net income/expenses Operating costs Net adjustments to tangible and int. assets Other administrative costs Personnel costs Net operating income Net adjustments to other financial assets Net adjustments to loans Total operating income Profits (losses) on equity shareholdings Dividends and income from other fin. assets and liabilities Income from credit disposals, asset held to maturity and repurchase of fin. liabilities Net commissions Net interest income Wholesale Division (€/MM) Wholesale Division The Wholesale Division is divided into: - Corporate and Investment Banking - Public Finance - International Activities Divisional breakdown

Wholesale Division: Corporate and Investment Banking

GRUPPO SANPAOLO IMI

Corporate and Invest. Banking (€/MM)	H105 p.f.	H106	Var %
Net interest income	69	85	+23.2
Net commissions	39	47	+20.5
Dividends and income from other fin. assets and liabilities	76	137	+80.3
Profits (losses) on equity shareholdings	1	5	n.r.
Total operating income	**185**	**274**	**+48.1**
Net adjustments to loans	-14	-6	-57.1
Net operating income	**171**	**268**	**+56.7**
Personnel costs	-40	-52	+30.0
Other administrative costs	-36	-40	+11.1
Net adjustments to tangible and int. assets	-4	-3	-25.0
Operating costs	***-80***	***-95***	***+18.8***
Pre-tax operating profit	**91**	**173**	**+90.1**
Taxes for the period	-7	-65	n.r.
Net profit	**84**	**108**	**+28.6**
Cost/Income ratio	43.2%	34.7%	
RORAC	20.0%	19.5%	

- CIB includes the Group's investment bank Banca IMI, the structured finance unit and the business unit with responsibility for managing the large corporate clients.
- In the equity capital markets as well as in corporate finance Banca IMI was involved in a significant number of deals in the first half as well as confirming its market leadership in the domestic primary debt capital market. In structured finance 14 new operations were completed and the bank also worked with Banca OPI on debt re-structuring, with Eurizon on zero coupon issues and with the commercial bank on developing the corporate derivative business. The traditional lending business to the large corporate sector remains very competitive with high customer liquidity dampening demand and putting pressure on margins.
- All income lines showed very positive growth, well ahead of the higher operating costs related to variable personnel expenses, and despite a significantly higher tax charge bottom line growth was up 28.6%.

H1 2006 results 23 Divisional breakdown

Wholesale: Public Finance

GRUPPO SANPAOLO IMI

Public Finance (€/MM)	H105 p.f.	H106	Var %
Net interest income	64	58	-9.4
Net commissions	2	1	n.r.
Income from credit disposals, asset held to maturity and repurchase of fin. liabilities	18	13	-27.8
Dividends and income from other fin. assets and liabilities	7	18	+157.1
Profits (losses) on equity shareholdings	-	1	n.r.
Total operating income	**91**	**91**	**-**
Net adjustments to loans	-5	-	n.r.
Net operating income	**86**	**91**	**+5.8**
Personnel costs	-9	-11	+22.2
Other administrative costs	-6	-8	+33.3
Net adjustments to tangible and int. assets	-	-	-
Operating costs	***-15***	***-19***	***+26.7***
Other net income/expenses	1	-	n.r.
Pre-tax operating profit	**72**	**72**	**-**
Taxes for the period	-29	-19	-34.5
Net profit	**43**	**53**	**+23.3**
Cost/Income ratio	16.5%	20.9%	
RORAC	17.3%	17.2%	

- The Public Finance Division, operating principally through Banca OPI, is responsible for advisory services and medium to long term financing for public authorities, local public service agencies and infrastructure projects. Banca OPI is the leading Italian bank in this field with a domestic market share of 20.1%.
- Political uncertainty regarding the new government's policy on public financing slowed demand and there was also competitive pressure on margins. However, bonds issued were up 14.9% and the division completed 40 debt management operations as well as reducing portfolio concentration through asset sales of 420 million and increasing by over 100% new international lending (527 million). Project financing also saw a significant increase with arranged financing of 383 million against 345 million for the full year in 2005.
- Overall revenues remained stable year on year but net income was up +23% on last year thanks to the positive impact of a change in tax treatment on credit provisioning for IRAP.

H1 2006 results 24 Divisional breakdown

Wholesale Division: International Activities

GRUPPO SANPAOLO IMI

International Activities (€/MM)	H105 p.f.	H106	Var %
Net interest income	59	65	+10.2
Net commissions	44	44	-
Income from credit disposals, asset held to maturity and repurchase of fin. liabilities	-	10	n.r.
Dividends and income from other fin. assets and liabilities	8	16	+100.0
Profits (losses) on equity shareholdings	-	14	n.r.
Total operating income	**111**	**149**	**+34.2**
Net adjustments to loans	-11	-9	-18.2
Net adjustments to other financial assets	-	-	-
Net operating income	**100**	**140**	**+40.0**
Personnel costs	-35	-36	+2.9
Other administrative costs	-21	-21	-
Net adjustments to tangible and int. assets	-5	-5	-
Operating costs	***-61***	***-62***	***+1.6***
Other net income/expenses	2	4	+100.0
Net provisions for risks and charges	1	-	n.r.
Pre-tax operating profit	**42**	**82**	**+95.2**
Taxes for the period	-13	-24	+84.6
Profits attributable to minority interests	-2	-1	-50.0
Net profit	**27**	**57**	**+111.1**
Cost/Income ratio	55.0%	41.6%	
RORAC	17.8%	25.8%	

- The International Division is responsible for the international banking activities and foreign subsidiary banks:
  - Inter-Europa Bank (Hungary, 85.9%)
  - Sanpaolo IMI Bank Romania (Romania, 98.6%)
  - Banka Koper (Slovenia, 63.9%).

  As well as the 112 branches of the controlled banks the international network operates in 34 countries through 13 branches, 19 representative offices, 2 foreign desks and a subsidiary Sanpaolo IMI Bank Ireland. The division has the mission of facilitating and developing the internationalisation of Italian SMEs, working with multi-national companies operating in the Italian market and operating as domestic banks through subsidiary banks as well as maximising cross-selling with the product factories of the Group and developing relationships with counter-party banks
- May 2006: acquisition of 80% of Banca Italo Albanese, fifth Albanian bank, at a price of $ 44.4mln
- July 2006: agreement for the acquisition of the 87.39% of Panonska Banka from the Serbian government at a price of € 122 mln
- Revenues up 34.2% thanks to a significant increase in customer loans +48% and customer deposits +44%. Costs were up only +1.6%, despite an increase in personnel 4.2%. Net profit more than doubled to 57 mln

H1 2006 results 25 Divisional breakdown

Eurizon

GRUPPO SANPAOLO IMI

Eurizon				EurizonVita		SPIAM		Fideuram	
H105 p.f.	H106	Var %	€/MM	H106 p.f.	Var %	H106 p.f.	Var %	H106 p.f.	Var %
23	35	+52.2	Net interest income	-	-	3	+50.0	32	+52.4
374	416	+11.2	Net commissions	-	-	114	+20.0	302	+8.2
2	2	-	Income from credit disposals, asset held to maturity and rep. of fin. liab.	-	-	-	-	2	-
15	-7	n.r.	Dividends and income from other fin. assets and liabilities	-	-	-	-	-7	n.r.
-	-	-	Profits (losses) on equity shareholdings	-	-	-	-	-	-
170	193	+13.5	Income from insurance business	193	+13.5	-	-	-	-
584	**639**	**+9.4**	**Total operating income**	**193***	**+13.5**	**117**	**+20.6**	**329**	**+3.8**
1	-1	n.r.	Net adjustments to loans	-1	n.r.	-	-	-	-
-	-	-	Net adjustments to other fin. assets	-	-	-	-	-	-
585	**638**	**+9.1**	**Net operating income**	**192**	**+12.3**	**117**	**+20.6**	**329**	**+3.8**
-103	-119	+15.5	Personnel costs	-26	+73.3	-22	-	-67	+1.5
-122	-135	+10.7	Other administrative costs	-38	+11.8	-23	+15.0	-86	+26.5
-18	-13	-27.8	Net adj. to tangible and int. assets	-4	+100.0	-1	-50.0	-8	-42.9
-243	***-267***	***+9.9***	***Operating costs***	***-68***	***+33.3***	***-46***	***+4.5***	***-161***	***+8.8***
15	4	-73.3	Other net income/expenses	22	+83.3		+33.3	-	-
-	-	-	Impairment of goodwill	-	-	4	-	-	-
-	-	-	Profits (losses) from disposals of investments	-	-	-	-	-	-
-50	-16	-68.0	Net provisions for risks and charges	2	n.r.	-	-	-18	-64.0
307	**359**	**+16.9**	**Pre-tax operating profit**	**148**	**+12.1**	**75**	**+33.9**	**150**	**+26.1**
-68	-77	+13.2	Taxes for the period	-37	-2.6	-12	+20.0	-28	+40.0
-2	-	n.r.	Profits (losses) on discontinued op.	-	-	-	-	-	n.r.
-29	-31	+6.9	Profits attributable to min. interests	-	n.r.	-	-	-31	+10.7
208	**251**	**+20.7**	**Net profit**	**111**	**+19.4**	**63**	**+37.0**	**91**	**+31.9**
41.6	**41.8**		**Cost/Income ratio**	**35.2**		**39.3**		**48.9**	
31.9	**36.1**		**RORAC**	**24.1**		**150.0**		**46.9**	

* The difference with the Group consolidated figure of € 203 mln is due to DAC (deferred acquisition costs)

- On 24th January 2006 the Board of Directors passed the resolution authorizing the start of the project for the listing of Eurizon Financial Group.
- On 3rd May 2006 EurizonVita acquired total control of EurizonTutela (previously Egida S.p.A.), the property casualty insurance company, from Reale Mutua which held 50% of the shares (€ 26.1 million).
- On 12th May 2006 the Board approved the incorporation of Sanpaolo IMI Asset Management in Eurizon. The operation finished on 30th June 2006. Eurizon and Sanpaolo IMI signed an agreement in which they mutually recognize each other as service provider and distributor for asset management, life insurance, property casualty insurance and retirement planning products.
- On 4th July ahead of Eurizon's listing, the Board also approved a plan to rationalize the participation in Banca Fideuram (directly controlled with 73.4% of the shares) by means of a tender offer on the residual shares held by third parties (offer price € 5.00 each). Offer closes on 20th September.
- On 25th July 2006, the Board passed the resolution authorizing the formal procedure for the listing of Eurizon.
- On 26th August the Board approved the go ahead for IPO of Eurizon as part of the merger project guidelines

H1 2006 results 26 Divisional breakdown

Appendices Appendices

Loan growth breakdown

GRUPPO SANPAOLO IMI

Retail and Private	H105 € MM	H106 € MM	Var. %
o.w. Sanpaolo Area*	20,808	24,299	+16.8
o.w. SP BdN Area	4,963	5,796	+16.8
o.w. Cardine Area	11,771	12,907	+9.7
o.w. Neos	4,033	4,953	+22.8


+15.3%
41,736
48,132
€ MM
H105
pro-forma
H106

SMEs	H105 € MM	H106 € MM	Var. %
o.w. Sanpaolo Area*	22,896	28,181	+23.1
o.w. SP BdN Area	3,132	3,553	+13.4
o.w. Cardine Area	13,398	13,779	+2.8
o.w. Leasint	5,128	5,875	+14.6


+15.3%
44,554
51,388
€ MM
H105
pro-forma
H106

Wholesale	H105 € MM	H106 € MM	Var. %
o.w. Large Corporate	6,542	6,844	+4.6
o.w. Invest. Bank.	4,206	3,139	-25.4
o.w. Public Finance	20,026	19,243	-3.9
o.w. Internat. Bank.	6,068	8,984	+48.1


+3.7%
36,842
38,210
€ MM
H105
pro-forma
H106

Banking Activity


+11.0%
125,803
139,688
€ MM
H105
pro-forma
H106

* Including Sanpaolo Banca dell'Adriatico

H1 2006 results 28 Appendices

Detail on TFAs € MM 390,253 412,653 +5.7% Asset administration: +9.9% Asset management: +2.6% Direct deposits: +5.4% Appendices H105 H106 Netting: +1.1% 155,827 45,280 6,102 104,445 H106 +0.7% 44,980 Life technical reserves and life fin. liabilities +4.2% 5,856 Portfolio management 151,932 101,096 H105 Asset management Mutual funds and fund-based portfolio mgt € MM+3.3% Var. +2.6% 163,075171,904151,932155,827110,014100,077-25,092-24,831

 Qualitative composition of the loan portfolio n.r. -14.1% n.r. 1,416 - -14.1% n.r. 1,416 Perf. debt securities held in port. +2.2% +2.5% n.r. -9.5% +107.1% +1.7% -1.5% -2.1% Var. Q206/Q106 +2.2% +2.5% n.r. -9.3% +100.0% +2.4% +0.6% -0.2% Var. Q206/Q106 H1 2006 31.37% +2.5% 1,188 543 +2.2% 1,731 Problem and restruct. loans 30.95% - 29 13 +7.7% 42 Loans to countries at risk 16.55% -18.6% 822 163 -13.8% 985 180 day past due loans +11.2% +10.7% n.r. -5.9% -6.8% Var. H106/H105 152,547 144,002 - 4,371 7,129 Gross exposure Total loans Performing loans Non performing securities Non-performing loans Doubtful loans € MMn.r. - - n.r. 0.81% 142,831 1,171 +10.7% Coverage Net exposure Total adjust. Var. H106/H105 5,217 3,327 4,046 56.75% 3,083 -3.8% 76.12% 1,044 -3.5% 3.42% 147,330 +10.9% Appendices

Capital ratios Appendices Capital ratios*6.8 7.4 9.4 7.0 FY2005 H106% € MM 151,542 159,767 +5.4% Other requirements Market risk Credit risk Risk weighted assets*7.7 10.4 Core tier 1 ratio Tier 1 ratio Total risk ratio* 136,017 15,237 288 FY2005 H106 144,404 15,101 262 * Solvency ratios as at 31 December 2005 have been reworked compared to figures from the 2005 Financial Statements in order to take into account the introduction of definitive provisions and specific transition regulations to IAS/IFRS published by the Bank of Italy in April 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: September 12, 2006